UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>May 10, 2012</u>

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

        The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

        On May 10, 2012, Independence Holding Company issued a news release announcing its 2012 First-Quarter results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

        (c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated May 10, 2012: Independence Holding Company Announces 2012 First-Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>May 10, 2012</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2012 FIRST-QUARTER RESULTS

Stamford, Connecticut, May 10, 2012. Independence Holding Company (NYSE: IHC) today reported 2012 first-quarter results. As previously reported, IHC paid a special 10% stock dividend to shareholders of record on February 17, 2012. All per share amounts reflect such stock dividend. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income per share attributable to IHC increased 16% to $.22 per share, diluted, or $3,922,000, for the three months ended March 31, 2012 compared to $.19 per share, diluted, or $3,184,000, for the three months ended March 31, 2011. This increase was achieved after the credit of $2,319,000 of deferred income taxes relative to the Company's investment in AMIC in the first quarter of 2011 with no related amount in the comparable period of 2012.

Revenues decreased 2% to $102,156,000 for the three months ended March 31, 2012 compared to revenues for the three months ended March 31, 2011 of $104,319,000, primarily due to lower investment income due to the transfer of $143 million of assets in settlement of the coinsurance agreement of group annuity contracts at Standard Security Life.

IHC reported operating income[1] per share of $.18 per share, diluted, or $3,248,000, for the three months ended March 31, 2012, compared to $.21 per share, diluted, or $3,509,000, for the three months ended March 31, 2011.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are pleased with the significant increase in profitability of our stop-loss segment, which we attribute to the more efficient and controlled model of writing the majority of our medical stop-loss on a direct basis through IHC Risk Solutions. In the first quarter of 2012, the stop-loss segment recorded a 17% increase in premiums, on a net basis, as well as significant profits. We expect the stop-loss segment to generate continued profit throughout the remainder of 2012. We are also encouraged by the performance of all our other lines of business, and we experienced some initial success in our continuing efforts to introduce new products to our fully insured mix of business. Our overall investment portfolio continues to be very highly rated (on average, AA), and has a duration of approximately five years. Our book value has increased to $14.72 per share at March 31, 2012 from $14.46 per share at December 31, 2011."

---

[1] Operating income is a non-GAAP measure representing net income attributable to IHC excluding net realized investment gains (losses) and other-than-temporary impairment losses, net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income attributable to IHC to operating income is included in this press release.

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income attributable to IHC excluding net realized gains or losses and other-than-temporary impairment losses; and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes, that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Net Income Attributable to IHC to Non-GAAP Income from Operations" schedule below.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. Independence American offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical and pet insurance. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

INDEPENDENCE HOLDING COMPANY

FIRST QUARTER REPORT
March 31, 2012
(In Thousands, Except Per Share Data)

| | | Three Months Ended March 31, | | |
		2012		2011
REVENUES				
Premiums earned	$	83,774	$	85,873
Net investment income		8,751		10,116
Fee income		7,421		7,377
Net realized investment gains (losses)		1,137		(202)
Other-than-temporary impairment losses		(83)		(303)
Other income		1,156		1,458
		102,156		104,319
EXPENSES				
Insurance benefits, claims and reserves		57,135		64,249
Selling, general and administrative expenses		36,472		35,986
Amortization of deferred acquisition costs		1,594		1,691
Interest expense on debt		539		457
		95,740		102,383
Income before income taxes		6,416		1,936
Income taxes (benefits)		2,086		(1,864)
Net Income		4,330		3,800
Less income from noncontrolling interests in subsidiaries		(408)		(616)
NET INCOME ATTRIBUTABLE TO IHC	$	3,922	$	3,184
Basic income per common share:	$	.22	$	.19
WEIGHTED AVERAGE BASIC SHARES OUTSTANDING		18,029		17,027
Diluted income per common share:	$	.22	$	.19
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING		18,176		17,031

As of May 4, 2012, there were 17,991,661 common shares outstanding, net of treasury shares.

**RECONCILIATION OF GAAP NET INCOME ATTRIBUTABLE TO IHC TO NON-GAAP
INCOME FROM OPERATIONS**
(In Thousands, Except Per Share Data)

	Three Months Ended March 31,			
	2012		2011	
Net income attributable to IHC	$	3,922	$	3,184
Realized (gains) losses, net of taxes		(727)		128
Other-than-temporary-impairment losses, net of taxes		53		197
Operating income from operations	$	3,248	$	3,509
Non - GAAP basic income per common share:	$	.18	$	.21
Non - GAAP diluted income per common share:	$	.18	$	.21

The other-than-temporary-impairment losses are primarily due to the write down in value of certain Alt-A mortgage fixed maturities.